Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

Three Months Ended March 31, 2012

Pre-tax loss from continuing operations	$(13,941)

Loss from equity investees	200
Fixed charges	19,017
Total earnings	$5,276

Interest expense (1)	$2,512
Estimated interest within rent expense (2)	16,505
Total fixed charges	$19,017

Ratio of earnings to fixed charges	—

Deficiency of earnings available to cover fixed charges	$(13,741)

(1)             Includes interest expense and amortization of premiums and discounts related to indebtedness.

(2)             Estimated interest within rent expense includes one third of rental expense, which approximates the interest component of operating leases.